DARLING INTERNATIONAL INC.
251 O’Connor Ridge Blvd., Suite 300
Irving, Texas 75038

November 16, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:           Darling International Inc. –
Registration Statement on Form S-3, Registration No. 333-170558

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Darling International Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-170558), together with all exhibits thereto, initially filed on September 12, 2010 (collectively, the “Registration Statement”).

The Company is requesting withdrawal because of a filing error relating to EDGAR coding.  The Registration Statement should have been filed under code S-3 and was erroneously filed under code S-3ASR.  The Company will promptly file a Form S-3 in place of the Form S-3ASR.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to John F. Sterling, General Counsel and Secretary, at the above-mentioned address, facsimile number (972) 281-4475, with a copy to Mary Korby, Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas 75201, facsimile number (214) 746-7777.

If you have any questions with respect to this matter, please contact Mary Korby of Weil, Gotshal & Manges LLP at (214) 746-7864.

Sincerely,
DARLING INTERNATIONAL INC.

/s/ John F. Sterling

John F. Sterling
General Counsel and Secretary